October 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	William Demarest
Isaac Esquivel

Re:	Financial Strategies Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted January 13, 2021
File No. 377-04029

Ladies and Gentlemen:

This letter is submitted on behalf of Financial Strategies Acquisition Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 10, 2021 regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on January 13, 2021 (the “Registration Statement”). For ease of reference, the comments in the Staff’s letter are reproduced below in italicized form. Terms that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-1

Our amended and restated certificate of incorporation will require,…, page 65

1.

The disclosure on page 65 under "D" indicates that for Securities Act claims "the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction." On page 66 the disclosure states "[T]he federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder." The disclosure on page 138 under "Exclusive forum for certain lawsuits" states "[T]he federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder." Please make sure that all disclosure is consistent throughout and accurately.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 65, 66 and 138 of the Registration Statement

Notes to Financial Statements, page F-7

2.	Please revise your notes to financial statements to disclose the terms of the Business Combination Marketing Agreement.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.  Please see page F-11 of the Registration Statement.

* * *

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry, Esq.

cc:	Jamie Khurshid, Chief Executive Officer, Financial Strategies Acquisition Corp.